John K. Baker	M. Samuel Jones III	425 West Capitol Avenue, Suite 1800		Counsel
W. Christopher Barrier	John Alan Lewis	Little Rock, Arkansas 72201-3525	Trav Baxter	1Richard W. Alexander
Sherry P. Bartley	Walter E. May	Telephone 501-688-8800	Courtney C. Crouch, III	[8]Heather M. Bell
Steve Bauman	Lance R. Miller	Fax 501-688-8807	[5]Jenny T. Garrett	Jeffrey H. Dixon
R. T. Beard, III	Stuart P. Miller		Alex T. Gray	[9]Jill Grimsley Drewyor
C. Douglas Buford, Jr.	T. Ark Monroe, III2		Regan P. Gruber	[10]Anton L. Janik, Jr.
Burnie Burner1	Marshall S. Ney		John K. Harriman	[11]Bruce McCandless III
Frederick K. Campbell2	Anne S. Parker		6Delena c. Hurst	Todd L. Newton
Michelle H. Cauley	Larry Parks1		Ben D. Jackson	[12]Julie M. Pomerantz
Charles B. Cliett, Jr.[3]	Lyn P. Pruitt		Margaret A. Johnston	1Kathy Y. Reyes
Ken Cook	Christopher T. Rogers		Tony Juneau	[13]Barry G. Skolnick
Elisabeth S. DeLargy4	Jeffrey L. Singleton		Cristina S. Monterrey	Shannon S. Smith
Doak Foster[2]	Derrick W. Smith[2]		Valerie D. Nation
Byron Freeland	Stan D. Smith		JennIfer R. Pierce	Of Counsel
Allan Gates2	Marcella J. Taylor		Jeffrey L. Spillyards	Joseph W. Gelzine
Kathlyn Graves	Jeffrey Thomas2		Zachary T. Steadman	[14]Hermann Ivester
Harold W. Hamlin	Nicholas Thompson[2]		[7]Jamie Metz Sweeney	2H. Maurice Mitchell
Jeffrey W. Hatfield	William H.L. Woodyard, III, P.A.		Mary Catherine Wood	John S. Selig
L. Kyle Heffley	Walter G. Wright, Jr.			Jean D. Stockburger
Donald H. Henry	Leigh Anne Yeargan			Richard A. Williams

1 Only Admitted in Texas
2 Admitted in District of Columbia and Arkansas
[3] Admitted in Arizona, Texas and Arkansas
[4] Only Admitted in Tennessee and Texas
[5] Admitted in Louisiana and Arkansas
6 Admitted in Texas, Colorado and Arkansas
[7] Admitted In Florida, Virginia and Arkansas
		Writer’s Direct Dial	8 Admitted in California and Arkansas
		501-688-8866	[9] Admitted in Oklahoma and Arkansas
10 Admitted in Colorado and Arkansas
[11] Only Admitted in New York,
Washington, D.C. and Texas
12 Only Admitted in Georgia and Texas
		December 3, 2008	[13] Only Admitted in New York
[14] Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas
Mr. William Fryar
Special Financial Analyst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home BancShares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2008
File No. 0-51904
Dear Mr. Fryar:
     The following is the response of Home BancShares, Inc. (the “Company”) to the staff’s comments contained in your letter to Mr. Randy E. Mayor dated November 25, 2008. For convenient reference, this response letter duplicates the text of the enumerated staff comments, as well as the headings contained in your letter.
     An amended preliminary proxy statement on Schedule 14A (the “Amended PRE 14A”) has been transmitted via EDGAR on the date of this response letter. We have included with this letter two copies of the Amended PRE 14A, of which one copy is marked to show changes from the preliminary proxy statement, as originally filed. Where appropriate, the responses below refer to specific pages or sections of the Amended PRE 14A.

Mr. William Fryar
U.S. Securities and Exchange Commission
December 3, 2008

General
1.	In the notice to shareholders, or in forepart of the proxy statement, briefly disclose that this meeting is to allow the company to sell securities under the Capital Purchase Program and that you have already received pre-approval to sell $50,000,000 to the treasury.
Response: We have revised the notice to shareholders and the forepart of the proxy statement to include the requested disclosures. See the Notice of Special Meeting of Shareholders on page 1 and the paragraph entitled “Why Is the Amendment to Article THIRD of the Restated Articles of Incorporation Necessary” which has been added on pages 3 and 4 of the Amended PRE 14A.
Impact of the Capital Purchase Program
2.	Please disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.
Response: We have added a paragraph entitled “Use and Effect of CPP Proceeds” to make the requested disclosure. See page 13 of the Amended PRE 14A.
3.	Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders; require you to expand your board of directors to accommodate Treasury Department appointments to it; require you to register for resale securities you have issued to the Treasury Department; and impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Response: We have added a statement under the section entitled “Purpose and Effect of the Proposed Amendment” that the issuance of preferred stock will generally dilute the ownership interests of the Company’s current common stock shareholders. See page 11 of the Amended PRE 14A. In addition, we have added a section entitled “CPP Warrants and Dilution” which states that the issuance of common shares underlying the warrants will generally dilute the interests of the Company’s existing common shareholders. See page 12 of the Amended PRE 14A.
     The Company’s Restated Articles of Incorporation currently provide that the Company’s board of directors shall consist of not less than two and not more than fifteen persons, with the exact number to be fixed from time to time by resolution of the board of directors or resolution of the shareholders. The board of directors is currently fixed by the board of directors at twelve persons. The board has no plans to expand the board and intends to reserve two of the three

Mr. William Fryar
U.S. Securities and Exchange Commission
December 3, 2008

remaining available seats during the Company’s participation in the Capital Purchase Program to accommodate Treasury Department appointments to the board in connection with the program. Because no action is required by the shareholders at the Special Meeting to expand the board of directors, no change has been made to the Amended PRE 14A in this regard.
     We have added a paragraph entitled “Registration of CPP Shares” to discuss the requirement to register for resale securities the Company has issued to the Treasury Department. See page 13 of the Amended PRE 14A.
     We have added a paragraph entitled “CPP Impact on Executive Compensation” which states that the Company’s compensation committee has passed an omnibus resolution prohibiting any payments that would violate Section 111 of the Emergency Economic Stabilization Act of 2008. See page 13 of the Amended PRE 14A.
4.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.
Response: We have added a section entitled “Treasury Not Obligated to Issue CPP and Effect of Non-Issuance” making the requested disclosure. See page 13 of the Amended PRE 14A.
5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
Response: The newly added section entitled “Treasury Not Obligated to Issue CPP and Effect of Non-Issuance” includes discussion of the effects on the Company’s capital resources, financial condition and results of operations if the proposal is approved by the shareholders and the Treasury Department denies the Company’s application. See page 13 of the Amended PRE 14A.
6.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.
Response: We have added a paragraph entitled “CPP Impact on Executive Compensation” disclosing that the Company’s compensation committee has reviewed the requirements and passed an omnibus resolution prohibiting any payments that would violate Section 111 of the Emergency Economic Stabilization Act of 2008. See page 13 of the Amended PRE 14A.

Mr. William Fryar
U.S. Securities and Exchange Commission
December 3, 2008

7.	In the second paragraph under, “Purpose and Effect of the Proposed Amendment,” disclose the dollar amount that the 1% and 3% would be. In the next paragraph, disclose the current market price of the company’s common stock or the average market price during a recent period and disclose how many shares would be issued using that price and assuming that $50 million in preferred were sold to the Treasury. Also note the dilution that would represent.
Response: The requested disclosures have been added to the second paragraph under “Purpose and Effect of the Proposed Amendment.” See page 10 of the Amended PRE 14A.
     The next paragraph under “Purpose and Effect of the Proposed Amendment” states that the market price of the Company’s common stock at the time of preliminary approval, November 10, 2008, calculated on a 20-day trailing average, is $26.03. We have added statements disclosing that, based upon this price and the $50 million preferred stock investment the Company has requested, the Company would issue warrants to the Treasury to purchase 288,000 shares of common stock, and that the issuance of common shares underlying the warrants will generally dilute the ownership interests of the Company’s current common stock shareholders. This disclosure has also been made in the newly added section entitled “CPP Warrants and Dilution.” See pages 10 and 12 of the Amended PRE 14A.
Financial Statements
8.	We note that you have incorporated by reference the financial information into your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

Mr. William Fryar
U.S. Securities and Exchange Commission
December 3, 2008

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.
Response: We have added the requested pro forma consolidated financial statements disclosing the impact of the proceeds of the sale of securities to the Treasury at the minimum, requested, and maximum proceeds amounts. The pro forma financial information includes discussion of the relevant assumptions, adjustments and methodologies. See pages 13-21 of the Amended PRE 14A.

Mr. William Fryar
U.S. Securities and Exchange Commission
December 3, 2008

Acknowledgements
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By:	/s/ C. Douglas Buford, Jr.

C. Douglas Buford, Jr.

CDB:khd
Enclosures
cc: Mr. Randy E. Mayor